SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For _____ **the fourth quarter and fiscal year 2000** _____

_____ **QUEBECOR WORLD INC.** _____
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _____   Form 40-F __**X**__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____   No __**X**__

Press Release
and
Supplemental Disclosure
of
QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.   Press Release dated February 6, 2001

2.   Supplemental Disclosure for the fourth quarter and year ended December 31, 2000

Quebecor World Announces Record Results for
Fourth Quarter and Fiscal Year 2000
and generates
$747 million in free cash flow

Montreal, Canada – Quebecor World Inc. is pleased to announce its fourth quarter and year-end results. The Company's successful integration of the World Color acquisition along with its focus on improving economies of scale and operating efficiencies, have resulted in record results for both the fourth quarter of 2000 and the fiscal year. The operating performance also generated free cash flow of $747 million, an all-time high.

For the fourth quarter ended December 31, 2000 net income before special charges improved 28% to reach $104.4 million, or $0.70 per share, compared with $81.4 million, or $0.58 per share, for the fourth quarter of 1999. The quarter to quarter results are fully comparable for the first time, because the fourth quarter of 1999 includes three months of World Color results.

"We exceeded all our commitments," said Charles G. Cavell, President and Chief Executive Officer of Quebecor World. "These results demonstrate the strength of this industry and the true power of our company within it. What we've been able to accomplish this year, married with the still significant opportunities for greater internal efficiencies and the increasing demand for printed products in all our businesses makes me even more optimistic about our future growth."

Results for Year Ended December 31

(in $ millions except margins and per share data)

	2000[1]	Change vs. 99	1999[1]
Revenues	**$6,521.1**	+32%	$4,952.5
Operating income	**724.8**	+53%	472.5
Net income	**293.4**	+43%	204.5
Earnings per share	**$1.93**	+25%	$1.55
Free cash flow from operations	**747.3**	+35%	552.6

[1] *Before restructuring and other charges*

At year-end, Quebecor World had achieved a debt-to-capitalization ratio of 47:53, compared to a peak of over 62:38 at the time of the World Color acquisition. During the year, the Company focused the majority of its free cash flow from operations, approximately $600 million, on paying down the acquisition debt.

"This fiscal year was our first following the World Color acquisition. We have successfully integrated two industry leaders. Our strategy of creating larger more specialized facilities geographically located to optimize distribution has paid off. The resulting platform is so efficient we have increased our synergies and cost savings target to almost $110 million to be fully realized next year," said Mr. Cavell. "This new level of achievement allows us to focus on the exploration of new opportunities for growth across our entire platform. With our strong balance sheet and the exceptional free cash flow performance of the corporation we are actively accessing accretive acquisitions in all three continents in which we operate."

Quebecor World achieved these results even though energy prices increased dramatically and foreign currency translation impacted both revenues and operating income.

These factors were particularly true for our European operations where a weak Euro and the costs related to equipment movement have overshadowed an improving performance in challenging market conditions.

Several refinancing initiatives were taken throughout the year, the total proceeds of which were also used to repay acquisition debt.

As of year-end, the Company had repurchased 1,751,508 Subordinate Voting Shares for cancellation under its Normal Course Issuer Bid. Proceeds from the sale of non-core businesses and assets made redundant as a result of the consolidation of the manufacturing platform amounted to CDN$145 million. This was the source of the funding for the stock buyback. The total cash cost was CDN$59 million, with an average cash cost per share of CDN$33.81. The Company believes that the purchase of Subordinate Voting Shares under the issuer bid represents an attractive investment at current trading prices, and will continue to repurchase shares. The issuer bid is being funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring.

The Board of Directors declared a dividend of US$0.10 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on March 1, 2001 to shareholders of record at the close of business on February 14, 2001.

Quebecor World To Webcast Investor Conference Call on February 7, 2001

Quebecor World will review fourth quarter and year-end financial results during its quarterly investor conference call on Wednesday, February 7, 2001, at 8:00 a.m. EST.

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:http://www.quebecorworld.com/htmen/20_0/20_1inv_8.htm or at: http://www.ir-live.com/en/shows/quebecor_world/events/2001.02.07/?webcast_id=105

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to a replay by phoning (416) 695-5800 or (800) 408-3053 password 669961. This will be available from February 7 to February 21, 2001.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

– 30 –

For further information, please contact:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Corporate Communications
Quebecor World
(514) 877-5317
(800) 567-7070

Quebecor World Inc.
Financial Highlights

Periods ended December 31
(In millions of US dollars, except per share data)

	Three months			Twelve months		
	2000	1999	Change	**2000**	1999	Change
Consolidated Results						
Revenues	**1,707.8**	1,840.6	(7) %	**6,521.1**	4,952.5	32 %
Operating income before amortization*	**295.6**	300.1	(1) %	**1,069.9**	758.5	41 %
Operating income*	**216.5**	203.4	6 %	**724.8**	472.5	53 %
Net income	**106.3**	(45.6)		**295.4**	77.5	281 %
Cash provided from operating activities	**610.8**	273.8	123 %	**917.8**	710.1	29 %
Free cash flow from operations**	**541.3**	208.7	159 %	**747.3**	552.6	35 %
Operating margin before amortization*	**17.3 %**	16.3 %		**16.4 %**	15.3 %	
Operating margin*	**12.7 %**	11.0 %		**11.1 %**	9.5 %	
Segmented Information						
Revenues						
United States	**1,150.6**	1,243.4	(7) %	**4,475.5**	2,938.4	52 %
Canada	**289.2**	279.7	3 %	**1,049.8**	972.4	8 %
Europe	**236.3**	284.6	(17) %	**890.4**	944.9	(6) %
Latin America	**33.6**	29.6	14 %	**112.0**	95.8	17 %
Operating income						
United States	**153.9**	138.6	11 %	**518.2**	289.3	79 %
Canada	**33.2**	28.0	19 %	**109.8**	95.5	15 %
Europe	**18.8**	25.9	(27) %	**61.0**	68.1	(10) %
Latin America	**2.9**	2.4	21 %	**6.5**	7.6	(14) %
Operating margins						
United States	**13.4 %**	11.1 %		**11.6 %**	9.8 %	
Canada	**11.5 %**	10.0 %		**10.5 %**	9.8 %	
Europe	**8.0 %**	9.1 %		**6.9 %**	7.2 %	
Latin America	**8.6 %**	8.2 %		**5.8 %**	7.9 %	
Per Share Data						
Cash earnings***	$ **0.78**	$ 0.69	13 %	$ **2.34**	$ 1.80	30 %
Net income	$ **0.71**	$ (0.43)		$ **1.94**	$ 0.54	259 %
Dividends	$ **0.10**	$ 0.07	43 %	$ **0.33**	$ 0.28	18 %
Book value				$ **15.47**	$ 14.26	
Financial Position						
Working capital				**(66.5)**	72.5	
Total assets				**6,484.7**	6,873.1	
Long-term debt (including convertible notes)				**2,208.7**	2,839.9	
Shareholders' equity				**2,473.9**	2,318.4	
Debt-to-capitalization				**47:53**	55:45	

*   Before restructuring and other charges.

**   Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

***   Earnings per share before goodwill amortization and restructuring and other charges.

Consolidated Statements of Income

Periods ended December 31
(In thousands of US dollars, except for earnings per share amounts)

	Three months		Twelve months	
	2000	1999	**2000**	1999
			(Audited)	(Audited)
Revenues	$ **1,707,819**	$ 1,840,556	$ **6,521,077**	$ 4,952,537
Operating expenses:				
Cost of sales	**1,294,629**	1,432,833	**4,991,717**	3,846,183
Selling, general and administrative	**117,604**	107,666	**459,478**	347,893
Amortization of fixed assets and deferred charges	**79,065**	96,682	**345,079**	285,992
	1,491,298	1,637,181	**5,796,274**	4,480,068
Operating income	**216,521**	203,375	**724,803**	472,469
Restructuring and other charges	**(2,729)**	180,000	**(2,729)**	180,000
Operating income after restructuring and other charges	**219,250**	23,375	**727,532**	292,469
Financial expenses	**56,398**	60,930	**231,464**	122,177
Income before income taxes	**162,852**	(37,555)	**496,068**	170,292
Income taxes:				
Current	**5,315**	23,894	**45,920**	57,019
Future	**37,939**	(34,566)	**91,815**	(8,663)
	43,254	(10,672)	**137,735**	48,356
Income before non-controlling interest	**119,598**	(26,883)	**358,333**	121,936
Non-controlling interest	**737**	2,728	**2,353**	12,701
Net income before goodwill amortization	**118,861**	(29,611)	**355,980**	109,235
Goodwill amortization	**12,510**	16,032	**60,549**	31,770
Net income	$ **106,351**	$ (45,643)	$ **295,431**	$ 77,465
Net income available to holders of preferred shares	**2,458**	2,548	**10,104**	10,092
Net income available to holders of equity shares	$ **103,893**	$ (48,191)	$ **285,327**	$ 67,373
Earnings per share	$ **0.71**	$ (0.43)	$ **1.94**	$ 0.54
Earnings per share before goodwill amortization	$ **0.79**	$ (0.32)	$ **2.35**	$ 0.79
Average number of equity shares outstanding (in thousands)	**144,933**	144,288	**147,041**	125,393

Consolidated Statements of Cash Flows

Periods ended December 31
(In thousands of US dollars)
(Audited)

	Twelve months		
	2000		1999
Operating activities			
Net income	$ **295,431**	$	77,465
Non-cash items in net income:			
Amortization of fixed assets	**325,296**		269,746
Amortization of goodwill and deferred charges	**80,332**		48,016
Amortization of deferred financing costs	**8,292**		1,642
Non-cash portion of restructuring and other charges	**(7,031)**		111,312
Future income taxes	**91,815**		(8,663)
Other	**(8,427)**		8,425
Changes in non-cash balances related to operations:			
Trade receivables	**128,602**		175,804
Inventories	**8,791**		34,160
Trade payables and accrued liabilities	**18,619**		(44,868)
Other current assets and liabilities	**(48,661)**		32,988
Other non-current assets and liabilities	**24,742**		4,115
Cash provided from operating activities	**917,801**		710,142
Financing activities			
Net change in bank indebtedness	**(2,139)**		(13,671)
Net proceeds from issuance of capital stock	**2,909**		153,907
Shares repurchased under a Normal Course Issuer Bid	**(41,595)**		–
Net issuance (repayments) of long-term debt	**(607,813)**		240,787
Dividends on equity shares	**(48,500)**		(35,253)
Dividends on preferred shares	**(10,031)**		(10,164)
Dividends to non-controlling interest	**(36)**		(761)
Cash provided (used) by financing activities	**(707,205)**		334,845
Investing activities			
Business acquisitions, net of cash and cash equivalents	**(5,344)**		(923,250)
Net proceeds from disposal of non-core business and investment	**57,330**		21,911
Additions to fixed assets	**(242,185)**		(194,708)
Investment in an affiliated company	**(13,450)**		–
Net proceeds from disposal of other assets	**24,379**		25,532
Cash used by investing activities	**(179,270)**		(1,070,515)
Effect of exchange rate changes on cash and cash equivalents	**17,793**		28,832
Net increase in cash and cash equivalents	**49,119**		3,304
Cash and cash equivalents, beginning of period	**3,613**		309
Cash and cash equivalents, end of period	$ **52,732**	$	3,613

Consolidated Balance Sheets

December 31
(In thousands of US dollars)
(Audited)

		2000		1999

Assets

Current assets:				
Cash and cash equivalents	$	52,732	$	3,613
Trade receivables		587,095		743,305
Inventories		461,340		486,228
Future income taxes		58,083		36,385
Prepaid expenses		26,024		27,831
		1,185,274		1,297,362
Fixed assets, net of accumulated amortization of $1,262,281 and $1,180,316 respectively		2,682,983		2,895,307
Goodwill		2,459,510		2,526,707
Other assets		156,893		153,752
	$	6,484,660	$	6,873,128

Liabilities and Shareholders' Equity

Current liabilities:				
Bank indebtedness	$	3,129	$	5,646
Trade payables and accrued liabilities		1,155,457		1,103,171
Income and other taxes		6,011		38,751
Current portion of long-term debt and convertible debentures		87,212		77,260
		1,251,809		1,224,828
Long-term debt		2,015,554		2,582,911
Other liabilities		290,788		290,203
Future income taxes		326,137		255,000
Convertible debentures		105,936		179,752
Non-controlling interest		20,556		22,002
Shareholders' equity:				
Capital stock		1,631,241		1,653,846
Contributed surplus		88,737		88,737
Other paid-in capital		15,849		20,831
Retained earnings		870,272		650,155
Translation adjustment		(132,219)		(95,137)
		2,473,880		2,318,432
	$	6,484,660	$	6,873,128



Quebecor World Inc.
Supplemental Disclosure

**For the Fourth Quarter
and
Year Ended December 31, 2000**

Private and Confidential

For Public Release on February 6, 2001

http://www.quebecorworld.com/htmen/20_0/pdf/Q4-Suppl.Disclosure.pdf

Quebecor World

Fourth Quarter and Full Year 2000

Page

Certain information included in this document is forward-looking and is subject to important risk and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the impact of technological and market change; the ability of Quebecor World Inc. to integrate the operations of acquired businesses in an effective manner; general industry and market conditions and growth rates, including interest rate and currency exchange fluctuations; and the impact of consolidation in the printing industry.

All dollar amounts in US dolars unless otherwise noted.

1. HIGHLIGHTS

Fourth Quarter 2000

Record Results: Quebecor World's successful integration of the World Color acquisition, combined with management's focus on improving margins and return on capital employed, have resulted in record results for both the fourth quarter and year ended December 31, 2000.

Revenues: Revenues for the quarter were $1.7 billion compared with $1.8 billion in 1999, largely due to weaker foreign currencies and the divestiture of BABN and our CD-ROM replication business.

Net Income: Net income before special charges was $104.4 million, a 28% increase over $81.4 million last year.

Operating Income: Operating income for the quarter before special charges increased 6% to reach $216.5 million, compared with $203.4 million for the corresponding period last year. On the same basis, the operating income margin for the quarter improved from 11.0% in 1999 to 12.7% in 2000.

Earnings per Share: For the three-month period ended December 31, 2000, earnings per share before restructuring and other charges were $0.70, an increase of 21% from $0.58 in 1999.

1. HIGHLIGHTS (continued)

Full Year 2000

Revenues: Revenues were $6.5 billion, a 32% increase over $5.0 billion in 1999.

Net Income: Net income before special charges for the year ended December 31, 2000 increased 43% to reach $293.4 million from $204.5 million in 1999.

EBITDA: EBITDA before restructuring and other charges reached $1,070 million, a 41% increase over $758.5 million for 1999.

Operating Income: Operating income before special charges for the period ended December 31, 2000 improved 53% to reach $724.8 million, compared with $472.5 million in 1999.

Operating Income Margin: The operating income margin for 2000 increased to 11.1% compared with 9.5% in 1999.

Earnings per Share: Earnings per share before restructuring and other charges were $1.93, a 25% increase over $1.55 for 1999. On the same basis, cash earnings per share totalled $2.34, compared with $1.80 for the corresponding period of 1999, an improvement of 30%.

Free Cash Flow: Free cash flow from operations reached $747.3 million for the year 2000, a 35% improvement over 1999. Management's focus on repaying debt arising from the acquisition of World Color has resulted in a significant improvement in the capital structure. Long-term debt was $2,209 million at December 31, 2000 compared with $2,840 million in 1999, a reduction of more than $630 million. During the 16 month period from August, 1999 to December, 2000, Quebecor World repaid or refinanced approximately $1 billion of bank borrowings incurred as a result of the merger. The debt to capitalization ratio improved from 55:45 at December 31, 1999 to 47:53 for the year 2000.

1. HIGHLIGHTS (continued)

Impact of Weaker Foreign Currencies and Other Factors

(in $ millions)

		Fourth Quarter	Year 2000	EPS Impact (pre-tax)
Impact on Revenues	Weaker foreign currencies	(71)	(172)	
	Contribution from non-core business	(29)	(67)	
	Equipment out of production	(55)	(155)	
	53rd week in 1999 for World Color	(30)	(30)	
	TOTAL	**($ 185)**	**($ 424)**	
Impact on Operating Income	Weaker foreign currencies	(8)	(15)	(0.10)
	Contribution from non-core business	(4)	(9)	(0.06)
	Gain on disposal of non-core business		12	0.08
	Non-operating expenses		(11)	(0.07)
	TOTAL	**($ 12)**	**($ 23)**	**($ 0.15)**
Impact on Financial Expenses	Increase in short term interest rates	**($ 1.1)**	**($ 5.7)**	**($ 0.04)**
TOTAL IMPACT ON E.P.S.				**($ 0.19)**

1. HIGHLIGHTS (continued)

Balance Sheet Renewal



Debt to Capitalization Ratio
70%
65%
60%
55%
50%
45%
40%
35%
30%
1992
1993
1994
1995
1996
1997
1998
1999
2000
55%
IPO
Jean Didier Acquisition (US$337M)
61%
60%
50%
37%
Arcata Corp. Acquisition (US$181M)
Common Shares Issuance (US$260M)
47%
AmerSig Graphics Acquisition (US$116M)
48%
Pref. Shares Issuance (US$213M)
42%
TINA Acquisition (US$272M)
47%
Common Shares Issuance (US$159M)
37%
Common Shares Issuance (US$591M)
59%
55%
YE 1999
YE 2000
47%
World Color Press Acquisition (US$2.7B)

1. HIGHLIGHTS (continued)

Debt Profile


Debt Profile
as at September 30, 1999
Other Debt and Capital Leases
10%
Convertible Debentures
7%
Commercial Paper
5%
US Public & Private Debentures
31%
Bank Lines
47%


Debt Profile
as at December 31, 2000
Other Debt and Capital Leases
6%
Convertible Debentures
7%
Commercial Paper
10%
US Public & Private Debentures
56%
Bank Lines
21%

1. HIGHLIGHTS (continued)

Financial Objectives and Performance

FINANCIAL OBJECTIVES AND PERFORMANCE	1998 (Pre-merger)	2000		2001
	Actual	Objective	Actual	Objective
Revenues ($ Millions)	3,808	-	6,521	-
Free Cash Flow ($ Millions)	125	450	747 [2]	500
Capital Expenditures ($ Millions)	312	250	242	250
Merger Synergies ($ Millions) [1]	-	50	60	90
Operating Income Margin (%)	8.3%	11.0%	11.1%	11.5%
EPS Growth (%)	15%	15%	25%	15%
Debt to Capitalization Ratio (%)	44%	50%	47%	45%

[1] At the time of the Merger in August, 1999 the Company set an objective of $50 million in synergies and cost savings, to be realized by the year 2002. This objective was subsequently increased to $100 million, to be realized progressively ($50 million in 2000, $75 million in 2001 and $100 million in 2002). Management has surpassed its revised objectives for 2000 with $60 million in synergies being realized, and is confident in now increasing its target for realized synergies to $90 million in 2001 and $110 million in 2002.

[2] Includes net proceeds from sale of non-core businesses and investments.

2. RECENT DEVELOPMENTS

Brazilian Expansion

Quebecor World Signs $140 million Brazilian Directory Contract with Listel

Quebecor World signed in November, 2000 a 10-year agreement with Listas Telefonicas S.A. (Listel), Brazil's leading publisher of telephone directories. Listel is a subsidiary of BellSouth Corporation (NYSE:BLS), a $26 billion communications services company and one of the largest publishers of telephone directories in the U.S.

This agreement will allow us to expand our new greenfield facility in Brazil's fourth largest city, Recife. The directories will serve more than 100 million people in 152 regions and cities across the country. In all, Quebecor World will print more than 11.8 billion directory pages a year for Listel. The projected value of the agreement over 10 years exceeds US$ 140 million, excluding paper.

Under the agreement, Quebecor World will print the directories in the new Recife facility as well as in its existing facility in Lima, Peru. In September, Quebecor World announced it was building the Recife plant after signing a 10-year, US$ 170 million agreement with Editora Abril S.A., the country's leading publisher of consumer magazines. Now the Recife plant will be significantly expanded, as the Listel contract will double the amount of production.

2. RECENT DEVELOPMENTS (continued)

George Rice & Sons

Quebecor World Announces Major Web Press Purchase For George Rice & Sons

Quebecor World's Commercial Group announced in October the purchase of a major new heatset web offset press for its QW George Rice & Sons facility in Los Angeles, California. More specifically, the press is a 57" sheetfed Heidelberg M-2000 Gapless Web press with eight-color, two-sided inline UV coating and in-line folding capabilities.

The M-2000 press will serve the high-end segment of the commercial printing market, in which George Rice & Sons has been a long-time leader. The press is scheduled for customer projects in February, 2001, based on installation that started in November, 2000 and on which rigorous print testing was conducted during January, 2001.

3. PROGRESS REPORT

Integration of Operations

The year 2000 was the first full year following the World Color Merger. Realized cost savings and synergies amounted to approximately $60 million in 2000. Management is confident in increasing its objective for cost savings to be realized in 2001 to $90 million, and in 2002 to $110 million, compared with its initial objective of $50 million established at the time of the merger in August, 1999.

Key Projects	Status
Corporate services integration	Completed.
Sales force integration	Completed.
Digital services	Completed.
San Jose	Closed in December, 1999 and equipment transfer completed.
Sherwood	Production transferred effective January 31, 2000.
Houston	Closed effective January 31, 2000.
Nashville	Closed effective March 31, 2000.
St-Paul	Closed effective April 10, 2000.
Vermont	Closed effective July 31, 2000.
Dresden	Transfer of Mass Market Book production to Buffalo effective Dec 31, 2000.
Pawtucket	Integration of three plants underway.

3. PROGRESS REPORT (continued)

Cash Restructuring Costs and Capital Investment

Cash Restructuring Costs

As a result of the restructuring plan adopted in 1999, the Company has incurred to date $76 million of cash restructuring costs, $22 million of which was incurred during the fourth quarter of 2000.

Capital Investment

During the year ended December 31, 2000, the Company invested $242 million in capital spending, which is less than its stated target of $250 million. Capital investments relating to the restructuring plan were $66 million, in line with expectations. Expenditures relating to maintenance and environmental compliance were $55 million, while the balance of $121 million was allocated to growth capital to support customer requirements and to provide incremental manufacturing capacity.

4. MANAGEMENT APPOINTMENTS

Quebecor World

Michael Osesek was appointed Senior Vice President, Group Manufacturing for the Magazine/Catalog Group of Quebecor World. Based in Franklin, Ky., Mr. Osesek will be responsible for managing the business unit's gravure platform. Mr. Osesek joins our company afer spending the last 26 years with R.R. Donnelley & Sons. His main objective is to standardize gravure processes and practices, providing for consistent performance and improved throughput of the Company's Magazine/catalog platform.

5. CORPORATE FINANCE

Bank Borrowings



During the 16 months since the World Color merger, the Company has reduced bank borrowings by approximately $1 billion. This has been achieved by rigorously applying free cash flow to bank debt repayment, combined with a succesful refinancing program in the U.S. debt markets.

5. CORPORATE FINANCE (continued)

Normal Course Issuer Bid

At December 31, 2000, Quebecor World had repurchased for cancellation a total of 1,751,508 shares under its Normal Course Issuer Bid. The total cash cost of approximately $59 million CDN ($41 million US) net of premium on puts sold, represents an average cost per share of $33.81 CDN ($23.75 US). The issuer bid is being funded with cash proceeds from the sale of non-core businesses and other assets made redundant as a result of the restructuring of the manufacturing platform.

	Sources of Funding for Normal Course Issuer Bid (Cdn dollar 000's)
Proceed from disposal of non-core businesses, investments and other assets	$ 145,442
Add: Premium on puts sold	1,761
Total funding	**147,203**
Less: Shares repurchased and cancelled during the year 2000	60,982
Less: Shares repurchased for settlement and cancellation in January, 2001 [1]	24,069
Less: Forward contracts for shares [2]	36,938
Funding available	**$ 25,214**

[1] The Corporation has committed to purchase for cancellation 648,823 shares at an average price per share of approximately $37.10 CDN for settlement in January, 2001.

[2] The Corporation has committed to purchase for cancellation 1,025,000 shares at an average price per share of approximately $36.04 CDN for settlement prior to April, 2001

6. CONSOLIDATED RESULTS OF OPERATIONS

Fourth Quarter

Selected Consolidated Financial Information

For the Fourth Quarters Ended December 31

(in $ millions except margins and per share data)	**2000 Actual** [1]	Change vs. 99	1999 Actual [1]
Revenues	**$ 1,707.8**	-7%	$ 1,840.6
EBITDA	**295.6**	-1%	300.1
Operating income	**216.5**	+6%	203.4
Net income - cash basis	**116.9**	+20%	97.5
Net income	**104.4**	+28%	81.4
Earnings per share	**$ 0.70**	+21%	$ 0.58
Earnings per share - cash basis	**0.78**	+13%	0.69
EBITDA margin	**17.3%**		16.3%
Operating margin	**12.7%**		11.0%

[1] *Before restructuring and other charges (reversal) of ($ 2.7M) or ($ 2.0M) after tax in 2000 and $ 180M or $ 127.1M after tax in 1999.*

6. CONSOLIDATED RESULTS OF OPERATIONS (continued)

Full Year 2000

Selected Consolidated Financial Information

For the Years Ended December 31

(in $ millions except margins and per share data)	**2000 Actual** [1]	Change vs. 99	1999 Actual [1]
Revenues	**$ 6,521.1**	+32%	$ 4,952.5
EBITDA	**1,069.9**	+41%	758.5
Operating income [2]	**724.8**	+53%	472.5
Net income - cash basis	**354.0**	+50%	236.3
Net income	**293.4**	+43%	204.5
Earnings per share	**$ 1.93**	+25%	$ 1.55
Earnings per share - cash basis	**2.34**	+30%	1.80
EBITDA Margin	**16.4%**		15.3%
Operating margin	**11.1%**		9.5%

[1] *Before restructuring and other charges (reversal) of ($ 2.7M) or ($ 2.0M) after tax in 2000 and $ 180M or $ 127.1M after tax in 1999.*

[2] *Taking into account gain on disposal of non-core businesses of $ 11.7M and non-operating expenses related to plant shutdown, equipment relocation and installation of $ 10.4M.*

7. SEGMENTED RESULTS OF OPERATIONS

United States

UNITED STATES	For the Fourth Quarters Ended December 31		
(in $ millions except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues [1]	**$ 1,150.6**	-7%	$ 1,243.4
EBITDA	**208.7**	+1%	207.6
Operating income	**153.9**	+11%	138.5
EBITDA margin	**18.1%**		16.7%
Operating margin	**13.4%**		11.1%

UNITED STATES	For the Years Ended December 31		
(in $ millions except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues [1]	**$ 4,475.5**	+52%	$ 2,938.4
EBITDA	**759.8**	+62%	468.7
Operating income	**518.2**	+79%	289.3
EBITDA margin	**17.0%**		16.0%
Operating margin	**11.6%**		9.8%

[1] CD-ROM replication business (sold in Q3, 2000) had revenues of $ 25M for Q4'99 and $ 86M for year 1999 ($ 43M for year 2000).

7. SEGMENTED RESULTS OF OPERATIONS (continued)

Canada

CANADA	For the Fourth Quarters Ended December 31		
(in $ millions except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues [1]	**$ 289.2**	+3%	$ 279.7
EBITDA	**44.4**	+10%	40.2
Operating income	**33.2**	+19%	27.9
EBITDA margin	**15.4%**		14.4%
Operating margin	**11.5%**		10.0%

CANADA	For the Years Ended December 31		
(in $ millions except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues [1]	**$ 1,049.8**	+8%	$ 972.4
EBITDA	**157.2**	+11%	141.5
Operating income	**109.8**	+15%	95.5
EBITDA margin	**15.0%**		14.6%
Operating margin	**10.5%**		9.8%

[1] BABN (sold in Q4, 1999) had revenues of $ 4M for Q4'99 and $ 28M for year 1999.

7. SEGMENTED RESULTS OF OPERATIONS (continued)

Europe (in US$)

EUROPE (US$)	For the Fourth Quarters Ended December 31		
(in $ millions except margins)	2000 Actual	Change vs. 99	1999 Actual
Revenues	$ 236.3	-17%	$ 284.6
EBITDA - as reported [1]	30.4	-23%	39.3
Operating income - as reported [1]	18.8	-28%	26.0
EBITDA margin	12.9%		13.8%
Operating margin	8.0%		9.1%

EUROPE (US$)	For the Years Ended December 31		
(in $ millions except margins)	2000 Actual	Change vs. 99	1999 Actual
Revenues	$ 890.4	-6%	$ 944.9
EBITDA - as reported [1]	109.9	-9%	121.2
Operating income - as reported [1]	61.0	-10%	68.1
EBITDA margin	12.3%		12.8%
Operating margin	6.9%		7.2%

[1] *Taking into account $ 6M of non-operating expenses related to consolidation initiatives and redeployment of assets in full year 2000.*

7. SEGMENTED RESULTS OF OPERATIONS (continued)

Europe (in Euro)

EUROPE (Euro)	For the Fourth Quarters Ended December 31		
(in millions of € except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues	**€ 271.8**	-1%	€ 273.9
EBITDA [1]	**36.5**	-4%	38.1
Operating income [1]	**23.1**	-8%	25.2
EBITDA margin	**13.4%**		13.9%
Operating margin	**8.5%**		9.2%

EUROPE (Euro)	For the Years Ended December 31		
(in millions of € except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues	**€ 966.7**	+8%	€ 894.2
EBITDA [1]	**124.6**	+7%	116.2
Operating income [1]	**71.7**	+10%	65.1
EBITDA margin	**12.9%**		13.0%
Operating margin	**7.4%**		7.3%

[1] *Before non-operating expenses related to consolidation initiatives and redeployment of assets in 2000.*

7. SEGMENTED RESULTS OF OPERATIONS (continued)

Latin America

LATIN AMERICA (US$)	For the Fourth Quarters Ended December 31		
(in $ millions except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues	**$ 33.6**	+14%	$ 29.6
EBITDA	**3.8**	-5%	4.0
Operating income	**2.9**	+19%	2.4
EBITDA margin	**11.3%**		13.5%
Operating margin	**8.6%**		8.2%

LATIN AMERICA (US$)	For the Years Ended December 31		
(in $ millions except margins)	**2000** **Actual**	Change vs. 99	1999 Actual
Revenues	**$ 112.0**	+17%	$ 95.8
EBITDA	**12.0**	-11%	13.5
Operating income	**6.5**	-11%	7.6
EBITDA margin	**10.7%**		14.1%
Operating margin	**5.8%**		7.9%

8. BREAKDOWN OF REVENUES

Full Year 2000

Breakdown of Revenues - Consolidated	For the Years Ended December 31		
(in $ millions)	2000 **Actual**	Change vs. 99	1999 Actual
Magazines	$ 1,817.1	+24%	$ 1,463.9
Retail inserts	1,168.1	+12%	1,041.5
Catalogs	1,065.8	+38%	770.5
Specialty printing and direct mail	920.5	+73%	530.7
Books	790.8	+25%	634.4
Directories	352.9	+51%	234.4
Pre-media, logistics and other value added services [1]	405.9	+46%	277.1
TOTAL	$ 6,521.1	+32%	$ 4,952.5

[1] *Includes revenues from non-core businesses divested of $ 43M and $ 114M in 2000 and 1999 respectively.*

9. EARNINGS MOMENTUM

DISCUSSION OF CONSENSUS EARNINGS

	EARNINGS PER SHARE [1]									
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	EPS	%	EPS	%	EPS	%	EPS	%	EPS	%
1998	$ 0.16	+7%	$ 0.31	+15%	$ 0.38	+27%	$ 0.44	+10%	$ 1.29	+15%
1999	$ 0.18	+13%	$ 0.36	+16%	$ 0.43	+13%	$ 0.58	+32%	$ 1.55 [2]	+20%
2000	$ 0.24	+33%	$ 0.41	+14%	$ 0.58	+35%	**$ 0.70**	**+21%**	**$ 1.93** [2]	**+25%**
2001 [3]	**$ 0.27**	**+13%**	**$ 0.45**	**+10%**	**$ 0.68**	**+17%**	**$ 0.82**	**+17%**	**$ 2.22**	**+15%**

[1] *Prior year results have been restated to reflect changes in accounting policies relating to future income taxes and employee future benefits.*

[2] *Before restructuring and other charges.*

[3] *Estimated quarterly distribution of FirstCall consensus EPS of $2.22 per share.*

10. MARGIN MOMENTUM

EBITDA Margin (Quarterly)



EBITDA MARGINS [1]
- on a Quarterly basis -

[1] *Before restructuring and other charges*

10. MARGIN MOMENTUM (continued)

Operating Income Margin (Quarterly)



| OPERATING INCOME MARGIN [1] |
| - on a Quarterly basis - |

[1] *Before restructuring and other charges*

10. MARGIN MOMENTUM (continued)

Operating Income Margin (Annual)



OPERATING INCOME MARGIN [1]
- on a Yearly basis -

Dec 31, 97	8.0%
Dec 31, 98	8.3%
Dec 31, 99	9.5%
Dec 31, 00	11.1%

[1] *Before restructuring and other charges*

11. FINANCIAL CONDITION

Balance Sheet

Summarized Consolidated Balance Sheets

(in $ millions except financial ratios)	For the Years Ended December 31		
	2000 **Actual**	Change (%)	**1999** **Actual**
Non-cash working capital [1]	**41.5**	-84%	259.8
Net fixed assets	**2,683.0**	-7%	2,895.3
Total assets	**6,484.7**	-6%	6,873.1
Shareholders' equity	**2,473.9**	+7%	2,318.4
Long-term debt	**2,054.8**	-23%	2,660.2
Convertible debentures	**153.9**	-14%	179.8
Debt:Equity	**47:53**		55:45
EBITDA Coverage Ratio	**4.6**		6.2
EBIT Coverage Ratio	**3.1**		3.9

[1] *Before restructuring liabilities*

11. FINANCIAL CONDITION (continued)

Free Cash Flow

Summary Cash Flows

(in $ millions)	2000 Actual	Change vs. 99	1999 Actual
		For the Years Ended December 31	
Net income	**$ 295.4**	+281%	$ 77.5
Items not involving cash	**490.3**	+14%	430.4
Change in non-cash balances related to operations	**132.1**		202.2
Cash provided by operations	**917.8**	+29%	710.1
Additions to fixed assets, net of dispositions	**(221.3)**		(171.2)
Dividends on preferred shares	**(10.0)**		(10.2)
	686.5	+30%	**528.7**
Net proceeds on sale of non-core business and other assets			
- CD Replication and Fullfilment activities	**47.9**		-
- Shares of MDC Communications Corporation	**12.9**		-
- Banknote business	**-**		23.9
Free cash flow from operations before investment, business acquisitions and financing activities	**747.3**	+35%	**552.6**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: (s)   CARL GAUVREAU
Name: Carl Gauvreau
Title: Vice President and Corporate Controller

Date: **February 6, 2001**